# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VEON LTD., CIK 0001468091
CUSIP: 91822M106
Title of class of securities: Common Stock, nominal value US$ 0.001 per share
Address of issuer's principal executive offices: Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0001657739
Persons authorized to receive notices and communications: Jonathan Muir, Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg (N4), 00000, 352 2638 771; James R. Howe, Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London, United Kingdom (X0), EC2Y 9HU, 44 (0)20 7275 6395

## Reporting persons
- LPE Middle East Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 840,625,000; shared voting power 0; sole dispositive power 840,625,000; shared dispositive power 0; aggregate amount beneficially owned 840,625,000 (45.46% of the class)
  Comment: The Reporting Person is the direct beneficial owner of approximately 45.46% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,849,190,667 shares of Common Stock outstanding based on information provided by the Issuer.
- L1TS (Cyprus) Ltd: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 840,625,000; shared voting power 0; sole dispositive power 840,625,000; shared dispositive power 0; aggregate amount beneficially owned 840,625,000 (45.46% of the class)
  Comment: The Reporting Person is the direct beneficial owner of approximately 45.46% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,849,190,667 shares of Common Stock outstanding based on information provided by the Issuer.
- Letterone Investment Holdings S.A. (CIK 0001657739): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 840,625,000; shared voting power 0; sole dispositive power 840,625,000; shared dispositive power 0; aggregate amount beneficially owned 840,625,000 (45.46% of the class)
  Comment: The Reporting Person is the direct beneficial owner of approximately 45.46% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,849,190,667 shares of Common Stock outstanding based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, nominal value US$ 0.001 per share
Name of issuer: VEON LTD.
Address of issuer's principal executive offices: Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates (C0), 00000
Comment: This Amendment No. 22 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, nominal value US$0.001 per share (the "Common Stock") of VEON Ltd. ("VEON"). The initial Schedule 13D, previously filed jointly by Altimo Cooperatief U.A., Eco Telecom Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited and Crown Finance Foundation on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) LPE Middle East Limited ("LPE");

(ii) L1TS (Cyprus) Ltd ("L1TS"); and

(iii) Letterone Investment Holdings S.A. ("LIHS").

The Schedule 13D, as hereby amended, relates to the shares of Common Stock held for the account of LPE. See Item 5.

The Reporting Persons

LPE is a United Arab Emirates company, with its principal address at 15, Level 25, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business of LPE is to function as a holding company. Current information concerning the identity and background of the directors and officers of LPE and persons controlling LPE is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

L1TS is a Cyprus company, with its principal address at 1 Salaminos Avenue, 1045, Nicosia, Cyprus. The principal business of L1TS is to function as a holding company. L1TS is the sole shareholder of LPE and, in such capacity, may be deemed to be the beneficial owner of the Common Stock owned by LPE. Current information concerning the identity and background of the directors and officers of L1TS and persons controlling L1TS is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a societe anonyme), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of L1TS and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of LPE. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On September 22, 2026, the Issuer approved a buyback program for the repurchase and cancellation of 72,500,000 shares of its common stock (the "Common Stock") by way of on-market and negotiated purchases (the "Buyback Program").

On September 24, 2026, LPE and the Issuer entered into a Share Purchase Agreement (the "Share Purchase Agreement"). Pursuant to the terms of the Share Purchase Agreement, LPE will proportionately participate in the Issuer's Buyback Program such that the Issuer will repurchase (i) 39,542,170 shares of Common Stock represented by ADSs from the market (the "Market Buyback Shares") and (ii) 32,957,830 shares of Common Stock from LPE pursuant to the Share Purchase Agreement (the "Sale Shares").

Following each tranche of on-market repurchases undertaken by the Issuer under the Buyback Program, LPE agrees to sell, and the Issuer agrees to purchase, a number of shares of Common Stock (the "Phase Sale Shares"), calculated as the Sale Shares multiplied by a fraction, the numerator of which is the number of shares of Common Stock represented by ADSs repurchased from the market in the relevant buyback tranche (the "Phase Buyback Shares") and the denominator of which is the Market Buyback Shares, rounded to the nearest whole number, at a price per share calculated as the weighted average price of the on-market ADS repurchases undertaken by the Issuer in the relevant buyback tranche, divided by 25. The "Phase Cancel Shares" for each tranche are the aggregate of the Phase Sale Shares and the Phase Buyback Shares.

Each tranche of share purchases described herein is subject to certain closing conditions, including the approval of VEON's board of directors of the cancellation of the Phase Cancel Shares from VEON's issued capital.

For the avoidance of doubt, LPE's obligations under the Share Purchase Agreement are limited to the sale of the Sale Shares and do not extend to participation in any subsequent buyback program or any upsize or increase in the Buyback Program approved by the Issuer after the date of the Share Purchase Agreement.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Share Purchase Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (d) of the Schedule 13D is hereby amended to read in its entirety as follows:

LPE is the direct beneficial owner of 840,625,000 shares of Common Stock, representing approximately 45.46% of VEON's outstanding Common Stock and voting capital. Each of LPE, L1TS and LIHS may be deemed the beneficial owner of the 840,625,000 shares of Common Stock, representing approximately 45.46% of VEON's outstanding Common Stock and voting capital, held for the account of LPE.

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VEON (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The above calculated percentages are based on 1,849,190,667 shares of Common Stock outstanding based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of LPE, L1TS and LIHS may be deemed to have sole power to direct the voting and disposition of 840,625,000 shares of Common Stock held for the account of LPE.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, to the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to any Common Stock during the past 60 days by any of the persons named in response to Item 2.
Other persons with the right to receive dividends or sale proceeds: No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No. Description

Exhibit 99.01 Annex A

Exhibit 99.6 Share Purchase Agreement, by and among LPE Middle East Limited and VEON Ltd., dated as of September 24, 2026

## Signatures
- LPE Middle East Limited: /s/ Alexander Hillback, Alexander Hillback, Director (09/25/2026)
- L1TS (Cyprus) Ltd: /s/ Neil Toyer, Neil Toyer, Director (09/25/2026)
- Letterone Investment Holdings S.A.: /s/ Barry O'Dwyer, Barry O'Dwyer, Authorised Signatory (09/25/2026)